AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2013

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2013, which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company presents its financial statements in accordance with International Financial Reporting Standards ("IFRS") and all historical financial information in this MD&A are presented in accordance with IFRS.

This MD&A is prepared as of July 24, 2013.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development, and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to Investors Concerning Historical Estimates

This discussion includes a historical estimate for the Gnat deposit reported in a Canadian Stock Exchange Listing Statement in 1972, which was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of "Indicated Reserves" under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such, Amarc is not treating it as current.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2 OVERVIEW

Amarc has assembled a capable and experienced mineral exploration team to achieve its objective of discovering and developing BC's next major metal mine.

Figure 1. Location of the Company's Mineral Projects

The Company is focused on mineral exploration in central and northern British Columbia ("BC") at the ZNT and Galaxie properties which are being explored under a joint venture agreement with Quartz Mountain Resources Ltd. ("Quartz Mountain"); its 100%-owned Silver Vista silver-copper property; its 100%-owned Galileo property, located adjacent to New Gold's Blackwater gold-silver deposit; and the 100%-owned Newton gold discovery. The Company continues to monitor mineral developments throughout BC with a view to potentially making additional value-adding project acquisitions.

Amarc has the right to acquire up to a 60% interest in the ZNT and Galaxie properties, which hold significant exploration potential. At ZNT initial geochemical and geophysical surveys have defined a new and unusually strong silver and multi-element target for ground follow-up in 2013.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Integrated field surveys have on the Galaxie property identified new porphyry copper targets and a skarn silver target for follow-up. Of particular interest is the Hotai porphyry copper prospect where three discrete and large-scale Induced Polarization ("IP") geophysics chargeability anomalies lying beneath cover, which are co-incident with compelling magnetic features, have been defined. Targets have been prioritized for ground follow-up in 2013.

The Galaxie property also hosts the Gnat porphyry copper deposit where a historical estimate of an "Indicated Reserve" of 30 million tonnes grading 0.39% copper, based on drilling in the 1960s to 1970s, remains open to expansion. A first phase targeted two hole drill program to test newly identified potential extensions of the Gnat system to depth was completed in late December 2012. Although the drilling confirmed the presence of mineralization at depth returning intervals of, for example, 55.7 metres at 0.44% copper and 91.0 metres at 0.37% copper, the potential depth extension was found to be limited by a previously undefined fault. Integration of geological information and assay data received from the two 2012 drill holes with other exploration data will inform management's plans for further exploration of the Gnat deposit area.

Amarc has acquired a 100% interest in the MR zone on the Silver Vista property which has the potential to host a significant bulk tonnage silver-copper discovery. In addition, Amarc has staked approximately 720 square kilometres of mineral claims in the region to cover prospective host rocks and geochemical anomalies. Comprehensive geochemical and geophysical surveys have been completed by the Company over Silver Vista. Targets have been refined at the MR Zone, while elsewhere on the Silver Vista claim block additional prospective areas for MR-style silver-copper mineralization, as well as porphyry-style copper-molybdenum mineralization have been defined. Targets have been prioritized for ground follow-up in 2013.

Amarc's prospective 1,138 square kilometre Galileo claim package lies 16 kilometres west of New Gold's 10 million ounce-plus Blackwater gold deposit. Extensive airborne and ground-based IP surveys have identified four high quality anomalies potentially representing important sulphide systems for testing.

At the Newton discovery, gold mineralization is similar in age and geological characteristics to the mineralization at the Blackwater gold deposit. Amarc has completed an initial mineral resource estimate based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012. It confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver (further details are provided in the property section below).

Amarc is actively working to establish positive relationships with local First Nations and other communities in the areas of all its projects.

The ZNT Property

Amarc has a right to earn up to a 60% interest in the approximately 389 square kilometre ZNT project, which is located in central BC some 15 kilometres southeast of the town of Smithers. This exploration property was staked on the basis of significant zinc concentrations in regional till samples as reported by Geoscience BC. In late 2012, approximately 2,400 grid soil geochemical samples were collected and 20 line kilometres of IP ground geophysical surveying was completed. These initial exploration activities defined a new and unusually strong silver and multi-element-in-soils anomaly measuring 1.8 kilometres by 1.2 kilometres, within a more extensive and open ended anomalous trend. This significant silver anomaly is, in part, coincident with an extensive IP geophysical chargeability anomaly indicating the presence of an important scale mineralizing system. Targets have been delineated for ground follow-up in 2013. A drill permit is in hand.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

The area of the ZNT property is characterized by gentle topography, easy access and other characteristics favourable to project development. The region is well-served by existing transportation and power infrastructure, and is connected via the Canadian National Railway and Highway 16 at Houston to the deep-water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration and mining industry in the region.

The team is actively working to establish positive relationships with local First Nations and other communities in the area of ZNT.

The Galaxie Property

Amarc has a right to earn up to a 60% interest in the approximately 1,200 square kilometre Galaxie property, located in northern BC. The Galaxie property holds significant exploration potential, and includes the Gnat porphyry copper deposit.

Geologically the Galaxie property is located within the well-endowed Stikine Terrane, which is host to a number of important copper-gold deposits with substantial mineral resources. These include the Red Chris porphyry deposit, located 42 kilometres south of Galaxie, with Proven and Probable Reserves of 302 million tonnes grading 0.36% copper and 0.27 g/t gold (Imperial Metals, November 2010), and also the Schaft Creek, Galore and Kerr-Sulphurets-Mitchell-Snowfield deposits.

In late 2012, exploration programs over five precious and base metal targets were completed. Integrated field surveys included the collection of 6,155 grid soil geochemical samples and completion of approximately 290 line kilometres of IP geophysical surveys. Several compelling porphyry copper targets and a silver skarn target are being prioritized for ground follow-up and drill testing.

Of particular interest are the Hotai and Hu porphyry copper and the Silver Lode skarn silver targets. The Hotai prospect, located in the southern part of the Galaxie property, is largely covered by glacial sediments. Three discrete and large-scale IP chargeability anomalies lying beneath cover have been defined. The southern most of these chargeability anomalies occurs over 750 metres by 1,700 metres and is coincident with a positive magnetic feature. A diorite outcrop peripheral to this chargeability anomaly hosts copper-bearing quartz veinlets. The second chargeability target to the north measures approximately 1,100 metres by 1,700 metres and is coincident with a pronounced annular magnetic high feature with a central magnetic low, a type of magnetic feature that is classically associated with porphyry copper deposits. In addition, a third potential mineralized system occurs to the northeast of these two target areas, where a significant copper and multi-element-in-soils anomaly exists over 1,000 metres by 1,750 metres. This target is associated with a strong IP chargeability anomaly. Ground follow-up of the Hotai targets is planned for 2013.

At Hu, located in the northwest portion of the Galaxie property, a copper and multi-element-in-soils anomaly is coincident with a 750 metre by 1,200 metre IP chargeability anomaly. Chalcopyrite-rich veins hosted by andesitic volcanics rocks have been observed along the flanks of the anomalous zone.

Finally, at the Silver Lode target area, located approximately eight kilometres north of Hotai, a significant and coincident geochemical-geophysical anomaly has been identified, again covered by glacial debris. An IP chargeability anomaly approximately 500 metres in diameter is associated with exceptionally strong silver concentrations in stream sediment geochemical samples, as well as a significant silver and multi-element-in-soils anomaly over the target. Outcrop in the general area indicates a broad zone of skarn-altered calcareous volcaniclastic and sedimentary rocks. A broad IP chargeability feature lying under cover, continues southward from the Silver Lode skarn target for some two kilometres and may represent an extension to the known skarn target.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, historical exploration at Galaxie, including geological, geochemical and geochemical surveys, as well as trenching and drilling, identified several copper occurrences, including the Gnat porphyry deposit. A historical estimate for the Gnat porphyry deposit comprising "Indicated Reserves" of 30,387,850 tonnes grading 0.39% copper, including 20% dilution by wallrock grading 0.15% copper, was completed by Lytton Minerals Ltd. in 1972. This historical estimate, reported in a Canadian Stock Exchange Listing Statement in 1972, was based on 83 AQ-size drill holes completed by Lytton and others to that time. As no technical report or other documentation of estimation parameters is known to exist, the reliability of the estimate cannot be assessed. There is no classification of "Indicated Reserves" under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such Amarc is not treating it as current.

Information from the historical drilling of the Gnat deposit area illustrates that the copper mineralization potentially remains open to expansion, including to depth. An Induced Polarization ("IP") ground geophysical survey completed during 2012 over the immediate deposit area, combined with the re-logging of historical drill core, has refined targets. A first phase drill test of this target, comprising 1,164 metres in two drill holes was completed in late 2012. Significant intercepts from the two drill holes completed are summarized in the Table of Assay Results below.

GNAT DEPOSIT
TABLE OF ASSAY RESULTS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Cu %	Au (g/t)	Ag (g/t)
GT12001		44.0	73.0	29.0	0.31	0.02	0.7
		95.0	244.0	149.0	0.28	0.02	0.2
	incl.	181.3	244.0	62.7	0.37	0.03	0.2
		360.0	415.7	55.7	0.44	0.02	1.1
		487.0	508.2	21.2	0.35	0.06	0.9

GT12002		41.0	68.0	27.0	0.20	0.10	0.1
		94.0	185.0	91.0	0.37	0.04	0.7
	incl.	152.0	185.0	33.0	0.52	0.03	0.7

Notes
Widths reported are drill widths, such that true thicknesses are unknown.
All assay intervals represent length weighted averages.

Hole GT12001 encountered mineralization below the historical resource, including 55.7 metres grading 0.44% copper intercepted from 360.0 metres below surface. Located in the northern sector of the Gnat deposit, hole GT12001 indicates the potential to extend the known porphyry copper system to the west and northwest, and to depth.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Geological information from GT12002 drilled to test the southern sector of the deposit to depth indicates that mineralization is limited vertically by a previously undefined fault, which has brought older mineralized rocks over younger unmineralized rocks. The technical team is currently integrating geological information and assay data received from the initial two drill holes with other exploration data to inform management's plans for further exploration of the Gnat deposit area.

The Galaxie Project is located some eight kilometres south of Dease Lake, BC, within a region where mining and mineral exploration is the principal industry. The district is well served by an existing transportation system, a developing power infrastructure, and a skilled workforce. Highway 37 passes through the center of the Galaxie Project and provides year-around direct access to the Gnat deposit, which is located in an area of flat to gently rolling topography. Construction of BC Hydro's $700-million Northwest Transmission Line project has commenced, which is to include a new 287-kV transmission line to a new substation near Bob Quinn Lake, approximately 180 kilometres by road south of Dease Lake. The Northwest Transmission Line is scheduled to connect in early 2014 to the Red Chris copper-gold porphyry mine development project 42 kilometres south of Galaxie. The team is actively working to establish positive relationships with local First Nations and other communities in the area of Galaxie.

Galaxie and ZNT Properties Agreement

The Company entered into a Letter Agreement with Quartz Mountain dated effective November 1, 2012 ("Letter Agreement"), with respect to Quartz Mountain's 100%-owned Galaxie and ZNT properties (the "Properties"), located in northern and central BC. Quartz Mountain is publicly listed company with certain directors in common with the Company.

Pursuant to the Letter Agreement Amarc acquired an initial 40% ownership interest in the Properties by making a cash payment of $1 million to Quartz Mountain (completed), and by funding an additional $1 million in exploration expenditures relating to the Galaxie property prior to December 31, 2012. On December 31, 2012, the jointly controlled "Galaxie ZNT Project" was formed, in which Amarc obtained an initial ownership interest of 40%. This strategic investment provides Amarc with a cost effective opportunity to participate in projects with strong drill targets. Under the terms of the Letter Agreement, Amarc had an option to increase its ownership interest in the Galaxie ZNT Project from 40% to 50% by funding a further $1 million of exploration expenditures on or before September 30, 2013. On June 26, 2013, the Company entered into an amendment agreement (the "Amendment") whereby, among other things, the Galaxie ZNT Project will be divided into two separate joint ventures, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint venture will continue to be governed by the terms of the previously executed agreement.

Under the Amendment, Amarc has an option, until October 31, 2013, to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% ownership interest by funding exploration expenditures of $210,000 and $235,000, respectively. Amarc has been appointed manager of both joint ventures.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Quartz Mountain has also transferred to the Galaxie Joint Venture its obligation under a convertible debenture security issued to a former owner of the Gnat property. The Gnat property is subject to a 1% net smelter returns royalty, capped at aggregate payment of $7.5 million, retained by an arm's length party.

Effective July 17, 2013, Quartz Mountain and the holder of the debenture entered into an agreement to amend the debenture whereby, among other things, the amount of the debenture was reduced to $600,000, the interest rate was increased to 10%, and the maturity date was extended to October 31, 2014.

Hotai Property Agreement

In July 2012, Quartz Mountain, through a mineral property sale and purchase agreement, acquired a 100% interest in nine mineral claims covering approximately 38 square kilometres that are adjacent to, and now form part of the Galaxie Project (the "Hotai Claims") from Crucible Resources Ltd. and Michael Rowley (together, the "Hotai Vendors") (the "Hotai Agreement") dated as of July 27, 2012.

Pursuant to the terms of the Hotai Agreement, the consideration payable by Quartz Mountain to the Hotai Vendors in aggregate consists of:

1. on the closing date, $5,000 payable in cash and $5,000 payable by the issuance of shares in the capital of Quartz Mountain (paid) and the issuance of a 2% NSR royalty which is capped at $5,000,000 (issued);

2. on August 23, 2013, $10,000 payable in cash and $10,000 payable by the issuance of shares in the capital of Quartz Mountain; and

3. on August 23, 2014 and August 23, 2015 $20,000 payable in cash and $20,000 payable by the issuance of shares in the capital of Quartz Mountain.

Quartz Mountain is required to incur staged expenditures on the Hotai Claims of at least $1 million prior to August 23, 2015. Quartz Mountain is also required to pay the Hotai Vendors a 2% NSR royalty on the Hotai Claims, up to a maximum of $5 million and with an option to buy out 50% of the royalty in consideration for a cash payment of $1 million.

Under the terms of the Galaxie Joint Venture and in order to maintain its interest, Amarc is liable for its proportional share of any cash payments and share issuances incurred after November 1, 2012.

The Silver Vista Property

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre MR Zone on the Silver Vista property, located in west-central BC. Previous exploration at the MR Zone indicates the potential for a significant bulk tonnage silver-copper discovery. In addition, Amarc has staked approximately 720 square kilometres of mineral claims in the region to cover prospective host rocks.

Results from comprehensive geochemical surveys over the MR Zone have defined a strong silver with copper-in-soils anomaly, which now extends over an area of approximately 1.2 kilometres by 1.4 kilometres. This expanded target area includes a 600 metre long zone of known mineralization defined by historic drilling that remains open laterally and to depth. Targets have been delineated and prioritized for ground follow-up in 2013. A permit to trench and drill is in hand.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

The historical drilling, located at the northern end of the MR Zone, resulted in nine of 14 shallow core holes drilled, intercepting significant intervals of disseminated silver and copper mineralization (reported to be native silver and chalcocite) hosted by sedimentary rocks. Intercepts included 36.6 metres at 32.3 g/t silver and 0.50% copper including 3.5 metres at 163.9 g/t silver and 3.03% copper; 45.5 metres at 45.4 g/t silver and 0.06% copper; and 63.1 metres at 40.1 g/t silver and 0.11% copper. In addition, some of the holes bottomed in mineralization.

In 2012, Amarc completed 2,700 line kilometres of helicopter-borne magnetic geophysical surveys, 700 silt geochemical samples, 175 rock geochemical samples and approximately 6,700 grid soil geochemical samples over both the MR Zone and the 720 square kilometres of mineral claims in the Silver Vista region.

The Company believes that Silver Vista has potential to host important bulk tonnage silver mineralization, similar to the Montanore deposit in Montana (Measured & Indicated Resources of 82 million tonnes at 58 g/t silver and 0.75% copper and Inferred Resources 35 million tonnes at 58 g/t silver and 0.71% copper; Mines Management Inc. website).

Elsewhere on the Silver Vista claim block, geophysical and geochemical surveys have defined additional prospective areas for MR-style silver-copper mineralization, as well as porphyry-style copper-molybdenum mineralization. Targets have been prioritized for ground follow-up in 2013.

The Silver Vista property is located approximately 55 kilometres northeast of the town of Smithers, and 300 kilometres northwest of northern BC's regional hub city of Prince George. The project is characterized by gentle topography, easy access and other characteristics favourable to project development. The region is well-served by existing transportation and power infrastructure, and is connected via the Canadian National Railway and Highway 16 at Smithers to the deep-water port at Prince Rupert. In addition, a skilled local workforce supports an active mineral exploration and mining industry in the region.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of the Silver Vista Property.

Silver Vista (MR Zone) Property Agreement

In July 2012 Amarc acquired 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property from Metal Mountain Resources Inc. for $800,000. The mineral claims purchased are subject to an underlying 2% net smelter return royalty ("NSR"), of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR is subject to a Right of First Refusal.

Babine North Property Agreement

In October 2012, the Company entered into an option agreement with an arm's length party, whereby the Company was granted an option (the "Babine North Option") to acquire a 100% interest in eight mineral claims comprising approximately 35 square kilometres internal and adjacent to its Silver Vista property. The Company can acquire a 100% interest in the property by issuing a total of 200,000 common shares in its capital, making cash payments in the aggregate amount of $130,000 and expending a total of $630,000 on the property over a six year period.

The mineral claims as defined in the Babine North Property Agreement are subject to a 2% NSR to be retained by the optionor. By making a cash payment of $1,000,000 at any time, the Company may purchase one half of the royalty (1%). The remaining 1% of the royalty is capped at $5,000,000.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the approximately 1,400 square kilometre Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of IP ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

At the Hubble property, located approximately 35 kilometres northeast of New Gold's Blackwater deposit, an initial 700 metre diamond drill program completed last year tested a three square kilometre chargeability anomaly defined by IP ground geophysical surveys. The drilling encountered broad intervals of pyrite-bearing lithologies but no economic mineralization.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Indicated Resources of 230 million tonnes at an average grade of 0.96 g/t gold containing 7.1 million gold ounces; and Inferred Resource of 98 million tonnes at an average grade of 0.77 g/t gold containing 2.4 million gold ounces; New Gold news release June 18, 2012).

Amarc's Blackwater district properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc is actively working to establish positive relationships with local First Nations and other communities in the area of its Blackwater District Properties.

The Franklin Property

In March 2012, Amarc acquired by purchase agreement the approximately 5 square kilometre Franklin exploration property. The Franklin property lies 17 kilometres north of the Blackwater deposit.

Franklin Agreement

Amarc holds 100% of the mineral property interest in the approximately 5 square kilometre Franklin property, which was acquired in April 2012 for total consideration of $13,900 comprising a cash payment of $10,000 and the issuance of 10,000 common shares.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Hubble East Property

In December 2011, Amarc acquired by purchase agreement the 70 square kilometre Hubble East exploration property. Hubble East is included within the 100% Amarc owned Hubble Property.

Hubble East Agreement

In December 2011, Amarc purchased the 70 square kilometre Hubble East exploration property for $50,000 cash and 80,000 common shares of Amarc.

The Blackwater South Property

In September 2011, Amarc acquired by option agreement the 49 square kilometre Blackwater South exploration property. The Blackwater South property, which lies directly to the south of Silver Quest's 3T's vein gold deposit, is included within Amarc's 100% owned Galileo Property.

Blackwater South Agreement

In September 2011, Amarc entered into an option agreement with an arm's length individual (the "Optionor"), whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property. Amarc can acquire its interest in the Blackwater South property by making cash payments of $35,000 and issuing 140,000 common shares over two years and expending $100,000 in exploration expenditures over a three year period.

The mineral claims as defined in the Blackwater South option agreement are subject to a 2% NSR to be retained by the Optionor. By making a cash payment of $1 million at any time, the Company may purchase one half of the royalty (1%) and cap the remaining 1% royalty at $5 million.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and has conducted exploration and delineation drilling at the deposit since that time.

An initial mineral resource estimate announced in September, 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Newton Gold Project – Inferred Mineral Resources

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 tonnes per cubic metre.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton estimate was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive plus-seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating high potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, Brucejack and Snowfields deposits.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties have worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corp. ("Newton Gold") (at that time named High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making certain cash and share payments to the underlying owners and funding $4,940,000 in exploration expenditures over a specified period.

The agreement with Newton Gold was subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby Newton Gold had the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances (which payments and share issuances have been completed), in addition to the required exploration expenditures (which have also been completed).

All the conditions in the Newton Agreement were met in May 2011, and the Company's 80% interest in the Newton property then vested. Amarc entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with Newton Gold. In June 2011, the Company and Newton Gold agreed to incorporate adjacent mineral claims then held by the Company into the Newton JV Agreement. The Company recorded a gain of $679,050 on this transaction, as the Company's expenditures on these adjacent mineral claims had previously been expensed.

A $4.9 million exploration program budget was approved, executed, and completed by the Newton Joint Venture during the latter half of calendar 2011 and the beginning of calendar 2012. In January 2012, a further $4.4 million program and budget was approved by the Newton Joint Venture in relation to the ongoing delineation drilling.

On March 1, 2012, Newton Gold ceased funding the Newton Joint Venture. Consequently, expenditures on the properties subject to the Newton JV Agreement on or subsequent to March 1, 2012 are on the account of the Company.

In May 2012, the Newton JV Agreement was terminated and the 20% participating interest of Newton Gold was converted to a 5% net profits interest. Accordingly, Amarc holds a 100% interest in the Newton Property.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

The mineral claims defined in the Underlying Agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

The Tulox Property

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period from 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

The Tulox Property Agreement

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Tulox Property for consideration of 1,525,000 Tulox common shares and by incurring $1 million in expenditures on the Tulox Property over three years. Under this agreement, Tulox may acquire a 100% interest by issuing an additional 1,100,000 of its common shares to Amarc and by incurring a further $1 million in expenditures on the property on or before August 1, 2013.

In July 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp. ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc, which was amended in December 2011 and further amended in January 2013. Pursuant to the latest amendments, Newlox can acquire a 100% interest in the Tulox Property by spending a total of $2,000,000 in exploration expenses on the Tulox Property and issuing a total of 2,200,000 common shares in its capital to Amarc in tranches ending December 2015.

To March 31, 2013, the Company had received $10,000 cash and 1,225,000 common shares (775,000 Tulox common shares under the original agreement and 450,000 Newlox common shares under the amended option agreement).

Under the agreement, the Company is entitled to receive a 3% NSR following the commencement of commercial production on the Tulox Property. In addition, the Company has a "back–in right" whereby the Company can acquire a 60% interest in the Tulox Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10 million of exploration expenditures. However, upon exercise of the "back–in right", the Company's entitlement to an NSR will reduce to 1.2% from 3%.

Market Trends

Copper prices declined in late 2008 as a result of the global economic downturn but began to recover in 2009. Copper prices generally increased from 2009 until the end of January 2012, with prices reaching as high as US$4.65/lb. Since then, copper prices have declined, trading within a range of approximately US$3.00/lb. and US$4.00/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz. and US$1,900/oz. Since then, gold prices have declined, with the most significant decline occurring during 2013, with prices reaching as low as US$1,180/oz.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Silver prices were impacted by economic volatility in 2008 and 2009. However, prices increased significantly from September 2010 to April 2011 as prices reached as high as approximately US$50/oz. Since then, prices have been volatile, declining from a high of approximately US$50/oz. to US$18/oz.

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Gold	Silver
2008	3.16/lb	871/oz	14.99/oz
2009	2.34/lb	974/oz	14.67/oz
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012	3.61/lb	1,670/oz	31.17/oz
2013 (up to July 24, 2013)	3.41/lb	1,487/oz	26.01/oz

1.3 SELECTED ANNUAL INFORMATION

The following selected annual information is from the Company's annual financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR at www.sedar.com.

	As at March 31,
Statements of Financial Position	2013	2012	2011
Current assets	$6,093,170	$17,184,975	$8,180,099
Non-current assets	1,550,856	991,419	1,369,623
Total assets	$7,644,026	$18,176,394	$9,549,722

Current liabilities	$459,862	$960,704	$659,995
Shareholders' equity	7,184,164	17,215,690	8,889,727
Total liabilities and shareholders' equity	$7,644,026	$18,176,394	$9,549,722

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Years ended March 31
Statements of Comprehensive Loss	2013	2012	2011
Expenses (income):
Exploration and evaluation	$8,422,339	$6,659,513	$5,484,435
Administration	1,822,793	1,751,735	1,272,813
Share-based payments	433,503	799,885	-
Other items (i)	(252,739)	(1,638,372)	(290,905)
Net loss for the year	10,425,896	7,572,761	6,466,343
Other comprehensive loss (income) (ii)	54,633	(14,925)	(68,374)
Comprehensive loss for the year	$10,480,529	$7,557,836	$6,397,969

Basic and diluted loss per share	$0.08	$0.07	$0.07
Weighted average number of common shares outstanding (millions)	138.6	102.8	89.1

(i)

Includes interest income, interest expense, flow-through share premium, gain on sale of mineral property, gain on disposition of available-for-sale financial assets, operator's fees, provision for bad debt, tax on flow-through shares and foreign exchange loss (gain).

(ii)	Includes revaluation of available-for-sale financial assets and change in fair value of available-for- sale financial assets transferred to gain upon disposition

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2013	2012	2012	2012	2012	2011	2011	2011
Expenses (income):
Exploration and evaluation	$2,592	$760	$2,333	$2,737	$2,345	$2,564	$1,417	$252
Administration	401	425	498	499	615	414	412	311
Share-based payments	58	55	155	165	169	172	458	–
Other items (i)	(13)	(24)	(44)	(171)	(239)	(307)	(265)	(746)
Net loss (income)	3,038	1,216	2,942	3,230	2,890	2,843	2,022	(183)
Other comprehensive loss (income) (ii)	9	(20)	6	60	97	(1)	(64)	(47)
Comprehensive loss (income)	$3,047	$1,196	$2,948	$3,290	$2,987	$2,842	$1,958	$(230)

Basic and diluted loss per share	$0.02	$0.01	$0.02	$0.02	$0.03	$0.03	$0.02	$(0.00)
Weighted average number of common shares outstanding (millions)	138.6	138.6	138.6	138.6	112.7	102.7	102.7	102.7

(i)

Includes interest income, interest expense, flow-through share premium, gain on sale of mineral property, gain on disposition of available-for-sale financial assets, operator's fees, tax on flow- through shares and foreign exchange loss (gain).

(ii)	Includes revaluation of available-for-sale financial assets and change in fair value of available-for- sale financial assets transferred to gain upon disposition

Exploration and evaluation ("E&E") expenses have fluctuated from quarter to quarter. Beginning in the September 2011 quarter up until the end of the September 2012 quarter, the Company was engaged in its exploration programs for its various properties. During the last two quarters, there has been a decline in exploration activity as part of the Company's cash conservation efforts. E&E expenses in the March 2013 quarter include $2.26 million relating to the acquisition of a 40% interest in the Galaxie ZNT Project and related properties.

Administration expenses have remained relatively constant over the last several quarters, with the exception being the March 2012 quarter, during which a large number of administration and stewardship activities took place. The March 2012 private placement, matters involving the Newton project, legal and administrative time relating to mineral property acquisitions, and greater-than-usual corporate communications and travel activity were key contributors to the cost increase during the March 2012 quarter.

Expenses for share-based payments typically fluctuate based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is determined at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. The share-based payments expense recognized during the September 2011 quarter relates to share purchase options issued mainly to employees and directors of the Company during that quarter. In subsequent quarters, the trend in share-based payments represents amortization of the fair value of these share purchase options.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 RESULTS OF OPERATIONS

The Company recorded a net loss of $10,425,896 for the year ended March 31, 2013, compared to a net loss of $7,572,761 for the prior year.

During the current year, the Company incurred approximately $3 million for interests in mineral properties, including its 40% interest in the Galaxie ZNT Project and 100% interest in the Silver Vista property. In addition, during the prior year, the Company credited the majority of its flow-through share premium to income and recognized a gain on sale of a 20% interest in certain mineral claims to the Newton Joint Venture. These items were primary contributors to the increase in net loss for the year.

	Year ended March 31,
	2013	2012
	($ 000's)	($ 000's)	Discussion
Exploration expenses	8,422	6,660

Exploration and evaluation expenses were higher during 2013 mainly due to the Company incurring approximately $3 million in mineral property costs, namely $2.26 million for Galaxie ZNT and $0.80 million for Silver Vista.

However, direct exploration activity was higher in 2012, during which time the Company worked primarily on the Newton and Blackwater properties. Although exploration activity at these properties remained high during 2013, the Company's exploration program was focused on more properties during the current year, particularly its Silver Vista property where the Company continues its work program to delineate and develop the property.

Administration expenses	1,823	1,752

The minor increase in administration expenses was mainly due to (1) an increase in administration and stewardship activities associated with maintaining and developing the Company's projects; and (2) an increase in corporate communications and business development activities.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Share-based payments	434	800

During the prior year, the Company granted stock options to its employees and directors.

The decrease in share-based payments expense during the year was due to the fair value amortization of a fewer number of share purchase options compared to the prior year.

Interest income	(129)	(83)

The increase was due to a higher average cash balance on hand during the year. The Company completed an equity financing transaction in late fiscal 2012 and as a result, a larger portion of interest was earned on the funds during fiscal 2013 compared to fiscal 2012.

Exploration and evaluation expenses

The following tables provide a breakdown of exploration costs incurred during the year ended March 31, 2013 and 2012:

	Year ended March 31, 2013
					General
					exploration
	Blackwater	Newton	Galaxie	Silver Vista	and other(i)	Total
Assays and analysis	$131,444	$390,325	$9,495	$237,614	$926	$769,804
Drilling	112,244	746,790	–	–	–	859,034
Equipment rental	25,447	146,485	1,433	32,682	–	206,047
Geological	935,490	625,540	65,359	755,283	(747,071)	1,634,601
Graphics	298	2,848	4,709	910	3,303	12,068
Helicopter	114,082	–	–	20,296	–	134,378
Property fees and assessments	21,790	25,000	2,260,000	805,000	13,900	3,125,690
Site activities	232,607	762,514	2,981	181,570	5,520	1,185,192
Socioeconomic	137,551	140,799	1,378	58,063	29,342	367,133
Travel and accommodation	17,877	43,059	19	53,846	13,591	128,392
Total	$1,728,830	$2,883,360	$2,345,374	$2,145,264	$(680,489)	$8,422,339

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

	Year ended March 31, 2012
			General
			exploration
	Blackwater	Newton	and other(i)	Total
Assays and analysis	$120,680	$280,568	$1,540	$402,788
Drilling	41,498	1,693,792	–	1,735,290
Equipment rental	18,533	205,279	–	223,812
Geological	1,904,582	809,324	(387,447)	2,326,459
Graphics	4,444	5,184	1,652	11,280
Helicopter	20,078	29,302	–	49,380
Property fees and assessments	100,211	20,001	–	120,212
Site activities	210,842	1,136,342	5,423	1,352,607
Socioeconomic	65,385	264,810	25,582	355,777
Travel and accommodation	26,751	53,774	1,383	81,908
Total	$2,513,004	$4,498,376	$(351,867)	$6,659,513

(i)	Recorded under geological expenses are cost recoveries pertaining to Mineral Exploration Tax Credits from the provincial government of British Columbia

Administration expenses

The following table provides a breakdown of administration expenses incurred during the year ended March 31, 2013 and 2012:

	Year ended March 31,
	2013	2012
Depreciation	$516	$27,022
Legal, accounting and audit	56,010	112,762
Office and administration	1,451,737	1,335,165
Shareholder communication	225,822	178,730
Travel	56,726	63,373
Trust and filing	31,982	34,683
Total	$1,822,793	$1,751,735

1.6 LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

As at March 31, 2013, the Company had working capital of $5.6 million compared to working capital of $16.2 million as at March 31, 2012. The decrease in working capital since March 31, 2012 is mainly due to the continued funding of the Company's exploration programs for its various properties as well as ongoing operating expenses. The Company's current working capital is sufficient to fund its known commitments due within the next twelve months.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following obligations existed as at March 31, 2013:

	Payments due by period
	Total	Less than 1 year	1 – 5 years
Accounts payable and accrued liabilities	$27,780	$27,780	$–
Balances due to related parties	166,953	166,953	–
Debenture	265,129	265,129	–
Total	$459,862	$459,862	$–

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Year ended March 31,
	2013	2012
Net cash used in operating activities	$(9,734,672)	$(6,803,756)
Net cash provided by investing activities	128,881	160,169
Net cash provided by financing activities	–	15,307,514
Net increase (decrease) in cash and cash equivalents	$(9,605,791)	$8,663,927

Operating activities

Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administrative activities.

Investing activities

Investing activities relate to the receipt of interest on funds held with financial institutions.

Financing activities

The Company did not have any material financing activities during the year. During the prior year, the Company completed a private placement of its common shares.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9 TRANSACTIONS WITH RELATED PARTIES

The required disclosure is presented in note 12 of the accompanying audited financial statements as at and for the year ended March 31, 2013, which are publicly available on SEDAR at www.sedar.com.

1.10 FOURTH QUARTER

The Company recorded a net loss of $3,038,523 for the quarter ended March 31, 2013, compared to a net loss of $2,890,117 during the same quarter in fiscal 2012. The increase in net loss was mainly due to the Company's acquisition of a 40% interest in the Galaxie ZNT Project for which $2,260,000 was recognized as exploration and evaluation expense.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration and evaluation expenses

The following tables provide a breakdown of exploration costs incurred during the three months ended March 31, 2013 and 2012:

	Three months ended March 31, 2013
					General
					exploration
	Blackwater	Newton	Galaxie	Silver Vista	and other	Total
Assays and analysis	$460	$1,946	$9,495	$2,167	$500	$14,568
Drilling	–	–	–	–	–	–
Equipment rental	3,114	293	1,433	(1,554)	–	3,286
Geological	36,681	8,722	63,064	44,281	86,011	238,759
Graphics	85	–	4,709	43	1,084	5,921
Helicopter	–	–	–	–	–	–
Property costs & assessments	–	–	2,260,000	–	–	2,260,000
Site activities	6,722	7,529	2,981	2,007	158	19,397
Socioeconomic	5,903	16,147	1,378	14,339	3,525	41,292
Travel and accommodation	2,660	–	19	902	5,544	9,125
Total	$55,625	$34,637	$2,343,079	$62,185	$96,822	$2,592,348

	Three months ended March 31, 2012
			General
			exploration
	Blackwater	Newton	and other(i)	Total
Assays and analysis	$44,936	$207,695	$1,414	$254,045
Drilling	41,497	952,104	–	993,601
Equipment rental	1,332	95,035	–	96,367
Geological	101,780	161,939	(100,724)	162,995
Graphics	–	4,384	692	5,076
Helicopter	19,012	13,796	–	32,808
Property fees and assessments	85,601	–	–	85,601
Site activities	99,524	473,392	–	572,916
Socioeconomic	32,163	84,725	16,298	133,186
Travel and accommodation	8,903	21,279	(328)	29,854
Total	$434,748	$2,014,349	$(82,648)	$2,366,449

(i)	Recorded under geological expenses are cost recoveries pertaining to Mineral Exploration Tax Credits from the provincial government of British Columbia

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11 PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.12 CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 2 of the accompanying audited financial statements as at and for the year ended March 31, 2013, which are publicly available on SEDAR at www.sedar.com.

1.14 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, accounts payable and accrued liabilities, balances due to related parties, and debenture approximate their fair values due to their short-term nature. The required disclosure is provided in note 15 of the accompanying audited financial statements as at and for the year ended March 31, 2013, which are publicly available on SEDAR at www.sedar.com.

1.15 OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs:

See 1.5 Results of Operations and 1.10 Fourth Quarter above.

(b) expensed research and development costs:

Not applicable.

(c) deferred development costs:

Not applicable.

(d) general and administration expenses:

See 1.5 Results of Operations and 1.10 Fourth Quarter above.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d):

None.

1.15.2 Disclosure of Outstanding Share Data

The following table details the share capital structure as of the date of this MD&A:

Number
Common shares	138,624,061
Share purchase options	5,369,800
Share purchase warrants	15,213,883

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2013. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of March 31, 2013, the Company's internal control over financial reporting was effective based on those criteria.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.4 Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.5 Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16 RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations in Canada. Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

An investment in the Company's common shares is highly speculative and subject to a number of risks. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information that the Company furnishes to, or files with, securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced by the Company.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Additional risks that management is aware of or that the Company currently believes are immaterial may indeed become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and the investor may lose all of his investment.

The Company Does Not Currently Have Any Properties On Which Mineral Reserves Have Been Outlined.

All of the Company's mineral projects are in the exploration stage as opposed to the development stage, and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. There is no certainty that the expenditures to be made by Amarc in the exploration of the Company's mineral properties will result in discoveries of commercially recoverable quantities of ore. There can be no assurance that a commercially mineable ore body exists on any of the Company's properties.

The Exploration for and Development of Mineral Deposits Involves Significant Risks.

It is impossible to ensure that the current exploration programs planned by Amarc will result in a profitable commercial mining operation. Resource exploration is a speculative business and involves a high degree of risk. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines.

The commercial viability of any mineral deposit that is identified will be dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies, and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in Amarc not receiving an adequate return on invested capital.

The Company may be subject to land claims by aboriginal groups. Some of our properties are located near First Nations communities, and the exploration and development of these properties may be subject to aboriginal rights and title, and opposition by First Nations communities.

If it is determined that First Nations have aboriginal rights in the area the Company would enter into consultation with them and potentially, agreements generally referred to as Impact Benefits Agreements would be negotiated.

We may be required to enter into other agreements with such First Nations in order to explore or develop our properties, which could reduce the expected earnings from future production, if any.

Even If Exploration Efforts Are Successful, Significant Capital Investment Will Be Required To Achieve Commercial Production.

Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Therefore, even if exploration efforts are successful, significant capital investment will be required to achieve commercial production. Among other things, it will be necessary to complete final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine is likely to be economically viable. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company will be required to raise substantial additional funding.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

As the Company Does Not Have Revenues, the Company Will Be Dependent Upon Future Financings To Continue the Company's Plan of Operation.

Amarc has not generated any significant revenues since inception. The Company's plan of operations involves the completion of exploration programs on the Company's mineral properties. Even if commercially exploitable mineral deposits are discovered, the Company will require substantial additional financing in order to carry out the full exploration and development of the Company's mineral properties before the Company is able to achieve revenues from sales of any mineral resources that the Company is able to extract.

The Loss of Management or Other Key Personnel Could Harm the Company's Business.

The Company's success depends on its management and other key personnel. The loss of the services of one or more of such key personnel could have a material adverse effect on the Company's business. The Company's ability to execute its plan of operations, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high caliber of personnel in the future.

The Company Has A History of Losses and No Foreseeable Earnings.

Amarc has a history of losses and expects to incur losses in the foreseeable future. There can be no assurance that the Company will ever be profitable. The Company anticipates that the Company will retain any future earnings and other cash resources for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of the Company's board of directors after taking into account many factors including the Company's operating results, financial conditions and anticipated cash needs.

The Company's Financial Statements Have Been Prepared Assuming the Company Will Continue On A Going Concern Basis, But There Can Be No Assurance That the Company Will Continue As A Going Concern.

Although at March 31, 2013 the Company had working capital of approximately $5.6 million, the costs required to complete exploration and development of the Company's projects may be well in excess of this amount. Accordingly, unless additional funding is obtained, the going concern assumption may have to change. If Amarc is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Amarc's assets and liabilities be restated on a liquidation basis which could differ significantly from the going concern basis.

A Substantial or Extended Decline In the Prices of the Minerals for Which the Company Explores Would Have A Material Adverse Effect On the Company's Business.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's business is, to an extent, dependent on the prices of gold, copper, zinc, and other metals, which are affected by numerous factors beyond the Company's control. Factors tending to put downward pressure on the prices of these metals include:

•   Sales or leasing of gold by governments and central banks;

•   A strong U.S. Dollar;

•   Global and regional recession or reduced economic activity;

•   Speculative trading;

•   Decreased demand for industrial uses, use in jewellery or investment;

•   High supply from production, disinvestment and scrap;

•   Sales by producers in forward transactions and other hedging transactions; and

•   Devaluing local currencies (relative to metal priced in U.S. Dollars) leading to lower production costs and higher production in certain regions.

In addition, sustained low metal prices can:

•   Reduce revenues further through production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price;

•   Halt or delay the development of new projects;

•   Reduce funds available for exploration, with the result that depleted reserves are not replaced; or

•   Reduce existing reserves, by removing ores from reserves that cannot be economically mined or treated at prevailing prices.

Mining Operations Generally Involve A High Degree of Risk.

Amarc's current exploration activities are, and any future mining operations will be, subject to all the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Future mining operations will also be subject to hazards such as equipment failure or failure of retaining dams which may result in environmental pollution and consequent liability. Although precautions to minimize risk in accordance with industry standards will be taken, such hazards and risks cannot be completely eliminated. Such occurrences could have a material adverse effect on the Company's business and results of operation and financial condition.

The Company's Business Could Be Adversely Affected By Government Regulations Related To Mining.

Amarc's exploration activities are regulated in all countries in which the Company operates under various federal, state, provincial and local laws relating to the protection of the environment, which generally includes air and water quality, hazardous waste management and reclamation. Environmental hazards may exist on the properties in which the Company holds interests which are unknown to Amarc at present and which have been caused by previous or existing owners or operators of the properties. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Delays in obtaining or failure to obtain government permits and approvals may adversely impact the Company's operations. The regulatory environment in which the Company operates could change in ways that would substantially increase costs to achieve compliance, or otherwise could have a material adverse effect on the Company's operations or financial position. In particular, the Company's operations and exploration activities in British Columbia are subject to national and provincial laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive. There can be no certainty that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at the Company's projects.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

Although the Company Has No Reason To Believe That the Existence and Extent of Any of the Company's Properties Is In Doubt, Title To Mining Properties Is Subject To Potential Claims By Third Parties Claiming An Interest In Them.

Amarc's mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. The Company's mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes or to carry out and file assessment work, may invalidate title to portions of the properties where the Company's mineral rights are held.

The Company Is Not Able To Obtain Insurance for Many of the Risks That the Company Faces.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Company's securities.

The Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company's available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, the Company might be required to enter into interim compliance measures pending completion of the required remedy.

The Company May Be Dependent On Joint Venture Partners for the Development of Certain of the Company's Properties.

Amarc may choose to hold a portion of the Company's assets in the form of participation interests in joint ventures. The Company's interest in these projects is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of the interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to proceed with exploration programs and how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Industry In Which the Company Operates Is Highly Competitive.

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources, in the search for and the acquisition of attractive mineral properties. Amarc's ability to acquire properties in the future will depend not only on the Company's ability to develop its present properties, but also on the Company's ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

The Company's Share Price Has Historically Been Volatile.

The market price of a publicly traded stock, especially a junior resource issuer like Amarc, is affected by many variables not directly related to the Company's exploration success, including the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trade, suggest the Company's shares will continue to be volatile.

Amarc's Directors and Officers Are Part-Time and Serve As Directors and Officers of Other Companies.

Some of the Company's directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with us. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). In order to avoid the possible conflict of interest which may arise between the directors' duties to Amarc and their duties to the other companies on whose boards they serve, the Company's directors and officers have agreed that participation in other business ventures offered to them will be allocated between the various companies on the basis of prudent business judgment, and the relative financial abilities and needs of the companies to participate.

There Is No Assurance That the Company Will Be Successful In Obtaining the Funding Required for the Company's Operations.

Amarc's operations consist almost exclusively of cash consuming activities given that the Company's main mineral projects are in the exploration stage. The further exploration and development of the various mineral properties in which the Company holds interests is dependent upon the Company's ability to obtain financing through debt financing, equity financing or other means -the availability of which, on terms acceptable to the Company, cannot be assured.

AMARC RESOURCES LTD.
FOR THE YEAR ENDED MARCH 31, 2013
MANAGEMENT'S DISCUSSION AND ANALYSIS

If the Company Raises Additional Funding Through Equity Financings, Then the Company's Current Shareholders Will Suffer Dilution.

The Company will require additional financing in order to complete full exploration of the Company's mineral properties. Management anticipates that the Company will have to sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in the dilution of existing shareholders' percentage ownership interests.

The Company's Shareholders Could Face Significant Potential Equity Dilution.

As of July 24, 2013, Amarc had approximately 5.4 million share purchase options outstanding. Amarc has a share purchase option plan which allows the management to issue options to its employees and non-employees based on the policies of the Company. If further options are issued, they will likely act as an upside damper on the trading range of the Company's shares. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada or the United States. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for the Company's shares.